

October 10, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> **Re: Great China Mania Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

We have reviewed your responses to the comments in our letter dated September 12, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 2. In your registration statement cover page, you state that you will offer the securities "[f]rom time to time after the effective date of this registration statement as determined by the registrant." This disclosure suggests that your offering may not be commenced promptly or held on a continuous basis. Please tell us why you believe you are eligible to hold an offering in such a manner pursuant to Rule 415 of the Securities Act. Alternatively, please revise the disclosure on your registration statement cover page and throughout to indicate that you will commence the offer promptly and that you will make the offering on a continuous basis.

2. We note your response to our prior comment 17. In your next response letter, please explain why you have not included the financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X with respect to the acquisition of Concept X Limited.

Prospectus Summary, page 2

3. We note your response to our prior comment 5 that you have removed the words "incorporated by reference" where applicable. However, the introductory paragraph to

your prospectus summary references information incorporated by reference into the prospectus. Please revise accordingly.

Risk Factors, page 4

4. We note your response to our prior comment 7. You state in your response letter that you have revised your risk factors section and business section to delete any references to modeling, advertising and technology operations. However, the risk factors section continues to contain significant discussions of such operations. While it appears that your business operations may involve activities related to modeling and advertising, it is not clear whether these are material aspects of your business. Please revise your business section to clearly describe any modeling, advertising, or technology operations. Alternatively, confirm to us that such activities do not represent a material aspect of your business and revise your risk factors section accordingly.

5. We note your response to our prior comment 8 that you have "amended [the last complete risk factor on page 9, the last risk factor on page 9 that continues to page 10, the last risk factor on page 12, the first complete risk factor on page 10 and the second to last risk factor on page 11] to provide clarity and uniformity to [your] risk factors." However, it appears that no changes were made to these risk factors. Please consider combining the following risk factors which appear repetitive:

   - the last complete risk factor on page 9 and the last risk factor on page 9 that continues on page 10 with the last risk factor on page 12; and
   - the first complete risk factor on page 10 with the second to last risk factor on page 11.

6. We note your response to our prior comment 10 that you added a risk factor that addresses risks associated with the enforcement of civil liabilities, as the directors and executive officers named in the prospectus reside outside of the United States, your assets are located outside of the United States and a majority of your revenues are derived from sources outside of the United States. However, it does not appear that you added such a risk factor. Please revise your risk factors section accordingly. Similarly, we note your response to our prior comment 11 that you have added a risk factor addressing the risks associated with your executive officers and directors currently owning 78.62% of your shares of common stock and 64.08% of your shares of common stock after the completion of the offering assuming you sell all of the shares you are offering. However, it does not appear that you added such a risk factor. Please revise your risk factors section accordingly.

Our auditors have issued a going concern regarding our business, page 7

7.  We note your response to our prior comment 15 and reissue in part. We note your disclosure that "there is no assurance that equity or debt offerings will be successful in raising sufficient funds to assure the eventual profitability of the Company." Please clarify whether or not you have any current plans for other equity offerings or debt offerings.

If tax benefits currently available to us in Hong Kong were no longer available, page 8

8.  We note your response to our prior comment 9 that you "amended [your] disclosure to delete any reference to 'tax benefits currently available'" because "[a]fter discussion by and between [your] Board of Directors, it was determined that this language was not appropriate in the risk factor." However, it appears that no changes were made to this risk factor. Please revise accordingly.

Use of Proceeds, page 13

9.  We note your response to our prior comment 17 that you have signed a material agreement with Concept X Limited. In an appropriate section of your prospectus, please describe the material terms of your acquisition of Concept X Limited, including a brief description of Concept X Limited's business, and file the signed agreement with Concept X Limited as we note that Exhibit 10.1 does not include the signatures.

Plan of Distribution, page 13

10. Please revise this section so that it provides a consistent plan of distribution. We note that you are making this offering on a best efforts, self-underwritten basis. However, much of this section also discusses the use of paid underwriters. Additionally please clarify whether your directors and officers plan to use broker-dealers or agents.

Description of Business, page 15

Description of Property, page 16

11. We note your response to our prior comment 1. We note that your operations include both film production and music production, but your description of property appears to relate only to office space. Please describe your film and music production facilities or tell us why such disclosure is not necessary.

<u>Products and Services, page 16</u>

<u>GMEH, page 16</u>

12. We note your response to our prior comment 21 and reissue. Please briefly describe the material terms of the agreement you have with the artists you represent so that investors understand how you earn revenues. In this regard, we note that some of the artists you represent have participated in movies, TV series, promotional events, advertisements, merchandising and movie and record productions. Please clarify your role in such participation, including a description of the services you provide to the artists you represent and how you earn revenue when an artist participates in movies, TV series, promotional events, advertisements, merchandising and record productions.

<u>Promotional Events, page 17</u>

13. Please disclose whether you have been involved in any promotional events in 2014.

<u>Spokesperson, page 17</u>

14. Please disclose the year that each individual was chosen as a spokesperson and whether the individual still serves as a spokesperson. Similarly, please provide the year that Chrissie Series and LA MIU were launched and whether these are still sold.

<u>GMED, page 17</u>

<u>Movie Distribution, page 17</u>

15. We note your response to our prior comment 26. Please describe your "collaboration with Malaysia's leading cinema exhibitor and distributor" and disclose whether you currently have any material agreements with Golden Screen Cinemas Sdn Bhd regarding the distribution of movies.

<u>Movie Projects in 2013 and 2014, page 17</u>

16. We note your response to our prior comment 23. You state that GMEC has the ability to produce movies for third parties. Please describe the role you play in such productions.

17. We note your response to our prior comment 27. On page 18, you disclose that GMED did not receive any revenues from the production of or participation in the production of the movies "Kick Ass Girls" and "Girls Police Academy," but that "in the future GMED will receive revenue from these films in several revenue areas." Please clarify whether you are referring to "Kick Ass Girls" and "Girls Police Academy" or to films you have yet to produce. In addition, we note that GMEC "was able to provide talent as actors and actresses in both movies." Please disclose whether GMEC received revenue for

providing talent, and if so, please disclose the amount. In addition, please clarify whether you will receive revenue for distributing the movies and, if known, please disclose the amount.

Competitive Advantages, page 19

18. We note your responses to our prior comments 30, 31 and 32. You state in your response letter that you deleted your Competitive Advantages section to ensure that "[your] disclosure is complete and accurate." However, this section is unchanged. In light of this please:

- Explain to us in your response letter why you believe that none of your main competitors have the attributes you list on page 19 under "competitive advantages over [your] main competitors." As the disclosure currently reads, it suggests that you believe none of your main competitors have such attributes;
- Name the entertainment company that your CEO and management team worked for in Hong Kong, and please state by what measure it is "the largest entertainment company in Hong Kong"; and
- Further describe the "excellent relationship" that your management team has with TV channels, print media, electronic media operations and theater network operators. Similarly, please describe the relationships your management team has with the two theater chain operators in Hong Kong.

Directors and Executive Officers, page 20

Mr. Wong Wing Fung Charlie, page 20

19. We note your response to our prior comment 34. Your disclosure on page 20 that, "as a Director of GMED, . . . , his specific function is to distribute movies after they are produced" seems to conflict with your disclosure on page 19 regarding your plans to expand "[your] current movie production and movie distribution businesses." Please revise for consistency or advise.

Jumpstart Our Business Startups Act, page 30

20. We note your response to our prior comment 39 that you have deleted references to qualifying as an emerging growth company. However, this disclosure remains unchanged. If you believe you are an emerging growth company, please provide an analysis that addresses why your Form SB-2 registration statement declared effective on April 24, 2007 does not affect your status as an emerging growth company.

Signatures, page II-4

21. Please revise the second half of the signature block to also include the signature of your controller or principal accounting officer, indicating that the person is signing in that capacity.

Exhibit Index, page II-4

22. Please file a copy of the form of the subscription agreement for the current offering. In this regard, we note that Exhibit 99.3 appears to be a subscription agreement for a private placement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc:      <u>Via E-mail</u>
         Diane J. Harrison
         Harrison Law, P.A.